Banner Acquisition Corp.
1633 W. Innovation Way, 5th Floor

Lehi, UT 84043

(801) 447-1534

September 2, 2021

VIA EDGAR

Office of Technology

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention:	Katherine Wray

Re:	Banner Acquisition Corp. Form S-1 Registration Statement File No. 333-257906

Dear Ms. Wray:

Banner Acquisition Corp. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1, as amended (File No. 333-257906), be accelerated under Rule 461 under the Securities Act of 1933, as amended, so that it will be declared effective at 4:00 p.m. (Eastern time) on September 7, 2021, or as soon thereafter as possible.

We request that we be notified of such effectiveness by a telephone call to Sarah K. Morgan of Vinson & Elkins L.L.P. at (713) 758-2977 and that such effectiveness also be confirmed in writing.

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Sincerely,

Banner Acquisition Corp.

By:	/s/ Tanner Ainge
Name:	Tanner Ainge
Title:	Chief Executive Officer

cc:	Sidley Austin LLP Edward F. Petrosky William D. Howell Bradley S. Fenner

Vinson & Elkins L.L.P. Sarah K. Morgan Daniel B. Spelkin